KONECRANES®

RECEIVED

2007 APR -9 P 1:-2

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE 82-4297

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

07022467

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

SUPPL

29 March, 2007

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Releases and Announcements published by the Company between 27 and 28 March, 2007.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

PROCESSED
APR 1 2 2007
THOMSON
FINANCIAL

Very truly yours,

KONECRANES PLC

Paul Lönnfors
IR Manager

o.b.o. Liisa Siren-Salminen

Liisa Siren-Salminen
Communications Assistant

dlw 4/10

Konecranes Plc P.O. Box 661 (Koneenkatu 8) FI-05801 Hyvinkää, Finland Tel +358 20 427 11 Fax +358 20 427 2099
Business ID 0942718-2 VAT Reg No. FI09427182 Domicile Hyvinkää, Finland www.konecranes.com

KONECRANES SIGNS LETTER OF INTENT FOR SALE OF A CONSIDERABLE PART OF ITS FINNISH REAL ESTATE

On November 30, 2006 Konecranes announced that it was studying the possibility to release capital for the use of its rapidly growing core business by selling six properties located in Hyvinkää and Hämeenlinna, Finland, comprising buildings of approximately 74,000 square meters and a land area of roughly 240,000 square meters, which are currently mainly in production, warehousing and office use.

Konecranes has on March 26, 2007 signed a letter of intent regarding the sale of these facilities to the Swedish-based real estate company AB Sagax (publ.). The Konecranes companies currently operating in the facilities will continue their normal operations in these facilities under long-term rental agreements.

The aggregate purchase price for the facilities is approximately EUR 30 million. While the main terms of the transaction are set out in the letter of intent, the signing of the transaction is subject to finalizing certain technical issues and the cities of Hyvinkää and Hämeenlinna waiving their pre-emption rights with respect to the land areas in question. The transaction is expected to be signed and closed in a few weeks time.

As a result of the transaction, Konecranes will book a capital gain after transaction costs and taxes of approx. EUR 12.8 million in the second quarter of 2007. The full cash flow effect is estimated to materialize during the summer, at the latest.

Advium Corporate Finance, eQ Bank Ltd. is acting as Konecranes' financial advisor and Roschier, Attorneys Ltd as legal advisor.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2006, Group sales totalled EUR 1,483 million. The Group has 7,500 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (KCR1V).

AB Sagax is a real estate company investing mainly in industrial and warehouse properties. Sagax is domiciled in Sweden. Sagax property portfolio comprises 88 properties with a total gross area of 684 000 square meters. AB Sagax (publ) is traded on First North (symbol SAGA), which is part of the OMX Nordic Exchange.

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +358 20 427 2040

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

MORGAN STANLEY & CO INTERNATIONAL LIMITED'S HOLDING IN KONECRANES PLC

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

Konecranes has been informed of a change in Morgan Stanley & Co International Limited's (MSIL) holdings in Konecranes Plc.

On 21 March, 2007 MSIL were in possession of 2 010 229 Konecranes shares being 3.33 % of the share capital and voting rights of Konecranes Plc.

On the basis of a previous announcement MSIL was in possession of 5.00 % of the share capital and the voting rights of Konecranes Plc on 20 March, 2007.

Konecranes has a total of 60 272 220 shares. The company has only one class of shares and each share entitles to one vote.

Konecranes is a world-leading group of Lifting Businesses(TM) serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2006, Group sales totalled EUR 1,483 million. The Group has 7,500 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Mr Paul Lönnfors, IR Manager, tel. +358 20 427 2050

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

END